Yukon
Community Services

BUSINESS CORPORATIONS ACT
FORM 5

Certificate of Amendment

AUSTRAL PACIFIC ENERGY LTD.

I hereby certify that the articles of the above-mentioned corporation were amended:

under section 16 of the Business Corporations Act to change the name of the corporation in accordance with the attached notice.

_ under section 30 of the Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares.

x under section 179 of the Business Corporations Act as set out in the attached Articles of Amendment.

under section 194 of the Business Corporations Act as set out in the attached Articles of Reorganization

under section 195 of the Business Corporations Act as set out in the attached Articles of Arrangement.

Corporate Access Number:30462
Date of Amendment:2003-12-31

R. Koenig

Ruth Koenig
Deputy Registrar
of Corporations

Yukon
Community Services
Services aux collectivités

ARTICLES OF AMENDMENT

BUSINESS CORPORATIONS ACT (SECTION 30 OR 179) FORM 5-01

CLAUSES MODIFICATRICES DES STATUTS CONSTITUTIFS

LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLE 30 OU 179) FORMULAIRE 5-01

1. NAME OF CORPORATION / *DÉNOMINATION SOCIALE :*

INDO-PACIFIC ENERGY LTD.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT :*

26121

3. THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED PURSUANT TO A COURT ORDER:
LA MODIFICATION DES STATUTS DE LA SOCIÉTÉ SUSMENTIONNÉE DÉCOULE D'UNE ORDONNANCE DE LA COUR :

☐ YES / *OUI* ☑ NO / *NON*

4. THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED AS FOLLOWS:
LES STATUTS DE LA SOCIÉTÉ SUSMENTIONNÉE SONT AINSI MODIFIÉS :

The name of the Corporation is changed to Austral Pacific Energy Ltd.

FILED
DEC 31 2003
RK
DEPUTY REGISTRAR OF CORPORATIONS

5. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
December 31, 2003	[signature]	Director

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661 -0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*